Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

January 10, 2014

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Corp
Amendment No. 4 to Draft Registration Statement on Form S-1
Confidentially Submitted December 5, 2013
CIK No. 0001577670

Dear Mr. Kluck:

On behalf of Ladder Capital Corp, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 23, 2013, to Marc Fox, Chief Financial Officer of the Company, with respect to the above-referenced Amendment No. 4 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

The Company publicly filed with the Commission on December 23, 2013 a Registration Statement on form S-1 under file number 333-193071 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments on the Draft Registration Statement and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and clarifies and conforms certain other information.

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January 10, 2014

Financial Statements of Ladder Capital Corp, pages F-3 through F-4

1.	Staff’s Comment: We note that you have updated the financial statements of Ladder Capital Finance Holdings LLLP. Please update the financial statements of Ladder Capital Corp, the registrant, in accordance with Regulation S-X Rule 3-12.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to comply with Regulation S-X Rule 3-12 with regard to the financial statements of Ladder Capital Corp as of September 30, 2013.

Financial Statements of LCFH, page F-5

Note 2 – Significant Accounting Policies, page F-11

Revision of Previously Issued Financial Statements, page F-11

2.	Staff’s Comment: We note that during the preparation of the financial statements for the quarter ended September 30, 2013 you identified another error that is related to the accounting for a sale of loans into a securitization. You state that the loans had been originated to a consolidated affiliate. Please provide us with more information regarding how this error was identified. Also, tell us if LCFH has made loans to other consolidated affiliates in the past and clarify if they were sold to securitizations and/or if they are still outstanding on your books. Please clarify your revised accounting policy for sales of loans to securitizations that had been originated to consolidated affiliates and cite the accounting literature you are relying upon. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment. One of the Company’s major business lines is investing in selected net leased and other commercial real estate assets. To finance the purchases of real estate, a wholly-owned subsidiary of the Company will periodically originate a loan (collectively, “Intercompany Loans”) to another wholly-owned subsidiary of the Company, who invests in the real estate. The mortgage loan receivable and the related obligation have not appeared in LCFH’s consolidated balance sheet as they eliminate upon consolidation, consistent with the consolidation procedures guidance in ASC 810-10-45-1 dealing with intra-entity balances.

The accounting for the securitization of an Intercompany Loan – a financial instrument that is never recognized in our consolidated financial statements as an asset – is not governed by the standards in ASC 860, Transfers and Servicing, as that Topic deals only with transfers of recognized financial assets. Once the Company issues (sells) an Intercompany Loan to a third-party securitization trust (for cash), the related mortgage

January 10, 2014

note is held for the first time by an investor (creditor) external to the Company. Accordingly, the exchange is really a financing transaction, the recognition and measurement of which is governed principally by the relevant standards in ASC 470, Debt, and ASC 835, Interest.

ASC paragraph 835-30-25-4 states that when a note is issued solely for cash with no other rights or privileges, it is presumed to have a present value at issuance measured by the cash proceeds received. Accordingly, the debt/note is initially recognized by the obligor based on proceeds received, and any difference between that amount and the note’s face amount is treated as a premium or discount. The Company observes that the periodic securitization of its mortgage loans involves both Intercompany Loans and mortgage loans made to third parties (with the latter recognized as financial assets in LCFH’s consolidated financial statements) as part of an integrated transaction.1 As such, the Company receives aggregate proceeds equal to the transaction’s all-in securitization value/sales price; the transaction documents do not apportion the proceeds amongst the individual collateral loans.

To comply with the guidance in ASC 835-30-25-4, when initially measuring the obligation arising from an Intercompany Loan’s securitization, the Company has determined that the most appropriate approach in the circumstances is to allocate the proceeds from each securitization transaction between the third-party loans and each Intercompany Loan so securitized on a relative fair value basis. As support for this view, the Company notes that various sections in ASC 470, Debt, provide guidance on how to allocate proceeds in instances where a debt instrument is issued in conjunction with another instrument that must be accounted for separately. That guidance generally provides that proceeds should be allocated among or between the instruments based on their relative fair values, unless otherwise specified.

The fair values used in these allocation computations will be determined in accordance with the guidance in ASC 820, Fair Value Measurement.

In virtually all instances, application of the allocation approach described above will cause the liability arising from an Intercompany Loan’s securitization to be initially measured in an amount that differs from the related note’s principal amount. The resulting premium or discount will be amortized, using the effective interest method, as a reduction or increase in reported interest expense, respectively.

[1]	The Company applies the accounting and reporting standards in ASC 860 to third-party loans transferred to securitization trusts.

January 10, 2014

This accounting issue was identified in connection with the preparation of the Company’s financial statements for the quarter ended September 30, 2013 as the Company securitized a large amount of Intercompany Loans during the period and the Company believed it prudent to reassess its accounting policy over sales of Intercompany Loans. Through this process the Company determined that its previous accounting policy was not in accordance with the relevant authoritative guidance as previously mentioned. More specifically, the Company concluded that its previous policy for measuring the initial carrying value of the obligation arising from the securitization of an Intercompany Loan at the note’s par amount was not appropriate.

From July 10, 2010 to September 30, 2013, $284.6 million of Intercompany Loans eligible for securitization were originated between consolidated wholly-owned subsidiaries of the Company, of which all have subsequently been sold to securitization trusts. There are no Intercompany Loans, available to be sold to securitizations, outstanding between consolidated subsidiaries as of September 30, 2013. No material Intercompany Loans were originated or sold prior to January 1, 2012.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua Korff

Joshua Korff, P.C.

cc:	Mr. Marc Fox